



PJB *2/25*

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response......12.00

SECI **06003268** IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 17 2006 WASH. D.C. 209 PROCESSING SECTION

SEC FILE NUMBER
8- 40906

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2005</u> AND ENDING <u>December 31, 2005</u>

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howard Feigenbaum DBA Sharemaster

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

<u>8747 Duval Lane</u>

(No. and Street)

<u>Hemet</u>	<u>CA</u>	<u>92545</u>
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>Nathanson, Mark Howard</u>

(Name – if individual, state last, first, middle name)

<u>21241 Ventura Blvd. #177</u>	<u>Woodland Hills</u>	<u>CA</u>	<u>91364</u>
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 09 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Howard Feigenbaum__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sharemaster__ , as of _December 31_ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Owner
Title

See attached certificate da 2-6-06
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of _Riverside_ } SS.

On _February 6, 2006_ before me, _Denielle Abihider, Notary_,
Date   (Name and Title of the Officer)

personally appeared _Howard Feigenbaum_ ~~personally~~
Name (s) of Signer (s)

~~known to me~~ (or proved to me on the basis of satisfactory evidence) to be the

person(s) whose names(s) is/~~are~~ subscribed to the within instrument and acknowledged to

me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity (ies), and that

by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of

which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.   _Denielle Abihider_
Signature of Notary Public in and for said State

DENIELLE ABIHIDER
Commission # 1380768
Notary Public - California
Riverside County
My Comm. Expires Oct 20, 2006

Notary Seal

OPTIONAL NFORMATION

Description of Attached Document _Annual Audited Report_
Number of Pages _2_
Document Date _____

Right Thumbprint of Signer
(Optional)

SHAREMASTER

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONTENTS

MARK H. NATHANSON

CERTIFIED PUBLIC ACCOUNTANT

E-MAIL
markncpa@earthlink.net

21241 VENTURA BOULEVARD, SUITE 177

WOODLAND HILLS, CALIFORNIA 91364

(818) 716-7248
FAX (818) 716-0951

Howard Feigenbaum
Sharemaster

Independent Auditor's Report

I have audited the accompanying balance sheet of Sharemaster as of December 31, 2005, and the related statements of income, ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sharemaster as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Mark Nathanson
Certified Public Accountant

February 1, 2006

ASSETS

Cash	$22,645
Accounts receivable	1,415
TOTAL ASSETS	$24,060
	=======

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES	
Accrued expenses	$ 292
OWNERSHIP EQUITY	
Capital	23,768
TOTAL LIABILITIES AND OWNERSHIP EQUITY	$24,060
	=======

SHAREMASTER
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

	AMOUNT	%
SALES	$19,951	100.0
EXPENSES		
Accounting	525	2.6
Advertising	800	4.0
Commissions	1,007	5.0
Dues	1,115	5.6
Insurance	612	3.1
Office	2,387	12.1
Postage	886	4.4
Telephone	2,164	10.8
TOTAL EXPENSES	9,496	47.6
NET INCOME	$10,455	52.4

See accountant's audit report
and notes to financial statements
-3-

SHAREMASTER
STATEMENT OF OWNERSHIP EQUITY
YEAR ENDED DECEMBER 31, 2005

CAPITAL, beginning of year	$14,921
NET INCOME	10,455
WITHDRAWLS	< 1,608>
CAPITAL, end of year	$23,768

SHAREMASTER
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income $10,455

Adjustment to reconcile net income to net
cash provided by operating activities:
   Increase in accounts receivable $ < 40>
   Decrease in accrued expenses   <119>

   Net provided by operating activities   <159>

CASH FLOWS FROM INVESTING ACTIVITIES:
   Increase on owner's draw   < 1,608>

   Net cash used by investing activites   < 1,608>

NET DECREASE IN CASH   < 8,688>

CASH, at beginning of year   13,957

CASH, at end of year $22,645
                                                         =======

See accountant's audit report
and notes to financial statements
-5-

SHAREMASTER
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2005

There was no Subordinations.

SHAREMASTER
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Total Assets	$24,060
Less: Liabilities	292
NET CAPITAL	$23,768

I made a study of the practices and procedures followed by the Proprietorship including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Proprietorship is a limited broker dealer and engages in mutual funds and various variable insurance annuity products by application only, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, that I consider to be material weaknesses as defined above.

SHAREMASTER
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2005

SHAREMASTER'S NET CAPITAL COMPUTATION $23,768

ACCOUNTANT'S NET CAPITAL COMPUTATION   23,768

DIFFERENCE $ -
                                               =======

SHAREMASTER
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2005

Sharemaster is in compliance with special provision of rule 15c3-3, and is exempt under the provision (K)(1).

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The company is a broker-dealer, and receives commissions in the sale of Mutual funds. The company is located in Hemet, California, and serves primarily, customers in the Los Angeles area.